Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Thunderstone Acquisition Corp. on Form S-1 of our report dated July 9, 2025, which includes an explanatory paragraph relating to Thunderstone Acquisition Corp.’s ability to continue as a going concern, relating to the financial statements of Thunderstone Acquisition Corp. as of June 14, 2025 and for the period from April 3, 2025 (inception) through June 14, 2025 appearing in Registration statements on Form S-1 of Thunderstone Acquisition Corp. for the period ended June 14, 2025. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Guangdong Prouden CPAs GP

Guangdong Prouden CPAs GP

Guangzhou, China

July 9, 2025